UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the Month of September 2006

RadView Software Ltd.
 (Translation of Registrant’s Name into English)

14 Hamelacha St., Rosh-Haayin, Israel
 (Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___________

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

THIS FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE REGISTRANT’S REGISTRATION STATEMENTS ON FORM S-8 (NO. 333-67086, 333-101321, 333-99237), AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS SUBMITTED, AND REGISTRATION STATEMENT ON FORM S-3 (FILE NO. 333-114308) TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

Attached hereto and incorporated by reference is certain unaudited financial information with respect to the Registrant’s third fiscal quarter ended September 30, 2006.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

RadView Software Ltd.
(Registrant)

By:	/s/ Limor Stoller
Name: Limor Stoller
Vice President of Finance

Dated:   November 2, 2006

RADVIEW SOFTWARE LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands, except share data)

	September 30, 2006	December 31, 2005
	Unaudited
ASSETS
Current Assets:
Cash and cash equivalents	$369	$166
Restricted cash	20	40
Accounts receivable, net of reserves of $51 and $56 as of September 30, 2006 and December 31, 2005, respectively	731	679
Prepaid expenses and other current assets	136	179
Total Current Assets	1,256	1,064

Property and Equipment, net	109	144
Other Assets	402	383

Total Assets	$1,767	$1,591

LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current Liabilities:
Revolving line of credit	$—	$70
Accounts payable	533	570
Accrued expenses	1,366	1,134
Deferred revenue	1,341	1,659
Total Current Liabilities	3,240	3,433

Long-term Liabilities:
Related party convertible loan	30	—
Accrued severance pay	418	539

Total Liabilities	3,688	3,972

Total Shareholders’ Deficit	(1,921)	(2,381)

Total Liabilities and Shareholders’ Deficit	$1,767	$1,591

RADVIEW SOFTWARE LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except share and per share data)
(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2006	2005	2006	2005
Revenues:
Software licenses	$352	$597	$1,454	$2,563
Services	524	650	1,989	1,831
Total Revenues	876	1,247	3,443	4,394

Cost of Revenues:
Software licenses	9	50	77	121
Services	16	108	122	217
Total Cost of Revenues	25	158	199	338

Gross Profit	851	1,089	3,244	4,056

Operating Expenses:
Sales and marketing	607	720	1,861	2,680
Research and development	393	465	1,080	1,834
General and administrative	426	472	1,060	1,414
Total Operating Expenses	1,426	1,657	4,001	5,928

Operating loss	(575)	(568)	(757)	(1,872)

Interest expense, net	(51)	(67)	(77)	(72)
Other expense, net	(30)	—	(47)	(3)

Net loss *)	$(656)	$(635)	$(881)	$(1,947)

*)                Net loss before deemed dividend on preferred shares.